SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 6, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date May 6, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO REBUILD A PAPER MACHINE AT STORA ENSO’S NYMÖLLA MILL IN SWEDEN

(Helsinki, Finland, May 6, 2003) – Metso (NYSE: MX; HEX: MEO) will rebuild the copy paper machine PM1 at Stora Enso Fine Paper AB’s Nymölla mill in Sweden. The order is a part of the mill’s rebuild with the total value of over EUR 20 million. The rebuilt line will start up in February 2004.

Metso Paper’s delivery will include replacing the machine calender, modernization of the predryer and afterdryer sections, upgrading of the wire section exhaust system capacity and a new heat recovery stack for the dryer section. In addition, Metso Automation will upgrade and extend the mill’s automation and control systems.

The rebuilt targets to improve the quality of the copy paper and the overall runnability of the paper machine. After the rebuild, the machine can also produce color copy papers.

Stora Enso’s Nymölla mill is one of the leading fine paper producers in the world. The mill produces uncoated fine paper, mainly copy paper, in the basis weight range of 60-160 g/m2.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Harri Kuosa, Vice President, Sales, Paper Business Line, Metso Paper, Inc. Tel. +358 20 482 7611, mobile phone +358 40 528 2047

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.